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FILED VIA EDGAR

October 19, 2021

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Jaea Hahn

Re: Victory Portfolios

File Nos.: 33-8982 and 811-4852

Dear Ms. Hahn:

On behalf of Victory Portfolios (the "Registrant"), we submit this response to the comments from the Staff of the U.S. Securities and Exchange Commission (the "Commission") relating to Post-Effective Amendment No. 193 to the Registrant's Registration Statement on Form N-1A (File No.: 033-08982), filed on August 27, 2021 ("Form N-1A"), with respect to the Victory INCORE Total Return Bond Fund (the "Fund").

We expect that the Registrant will file with the Commission a post-effective amendment to the Form N-1A pursuant to Rule 485(b) under the Investment Company Act of 1940, as amended (the "1940 Act"), on or about October 25, 2021, incorporating the responses to the Staff's comments described below.

Below we identify in bold the Staff's comments, and note in regular type our responses. Capitalized terms used but not defined in this letter have the meanings assigned to them in the Form N-1A. We have attempted to accurately restate the Staff's comments, which were provided on October 13, 2021. Page references correspond to the PDF version of the Form N- 1A.

When a comment specific to one section of the document would apply to similar disclosure elsewhere in the document, we will make the changes consistently throughout the document, as appropriate.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

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1)Please submit your responses to the Staff's comments on EDGAR no later than five business days prior to the effective date of the filing.

Response: The Registrant's responses are included herein.

2)The Staff notes that the Registrant is responsible for the accuracy of the disclosure notwithstanding a Staff comment or lack of action.

Response: The Registrant acknowledges its responsibility.

3)Please provide a completed Fee Table and Expense Examples in correspondence prior to the effectiveness of the registration statement.

Response: The completed Fee Table and Expense Examples are as follows:

Shareholder Fees

(paid directly from your investment)

	Class A	Class C	Class R6	Class Y
Maximum Sales Charge (Load) Imposed on
Purchases(as a percentage of offering price)	2.25%	None	None	None
Maximum Deferred Sales Charge (Load)
(as a percentage of the lower of purchase or sale	None1	1.00%2
price)			None	None
Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.40%	0.40%	0.40%	0.40%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	0.00%	0.00%
Other Expenses	0.51%	2.28%	0.21%	0.24%
Total Annual Fund Operating Expenses	1.16%	3.68%	0.61%	0.64%
Fee Waiver/Expense Reimbursement3	(0.31)%	(2.08)%	(0.03)%	(0.04)%
Total Annual Fund Operating Expenses After Fee
Waiver and/or Expense Reimbursement3	0.85%	1.60%	0.58%	0.60%

2

3

A contingent deferred sales charge of 0.75% may be imposed on Class A shares with respect to purchases of $250,000 or more that are redeemed within 18 months of purchase. For additional information, see the section entitled Choosing a Share Class.

Applies to shares sold within 12 months of purchase.

Victory Capital Management Inc., the Fund's investment adviser, ("Adviser") has contractually agreed to waive its management fee and/or reimburse expenses so that the total annual operating expenses (excluding certain items such as interest, taxes and brokerage commissions) do not exceed 0.85%, 1.60%, 0.58% and 0.60% of the Fund's Class A, Class C, Class R6 and Class Y shares, respectively, through at least October 31, 2022. The Adviser is permitted to recoup advisory fees waived and expenses reimbursed for up to three years after the date of the waiver or reimbursement, subject to the lesser of any operating expense limits in effect at the time of: (a) the original waiver or expense reimbursement; or (b) the recoupment, after giving effect to the recoupment amount. This agreement may only be terminated by the Fund's Board of Trustees.

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Example:

The following example is designed to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods shown and then sell or continue to hold all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. The amounts shown reflect any fee waiver/expense reimbursement in place through its expiration date. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class A	$310	$555	$ 820	$1,575
Class C	$263	$934	$1,725	$3,798
Class R6	$ 59	$192	$ 337	$ 759
Class Y	$ 61	$201	$ 353	$ 795

The following example makes the same assumptions as the example above, except that it assumes you do not sell your Class C shares at the end of the period.

	1 Year	3 Years	5 Years	10 Years
Class C	$163	$934	$1,725	$3,798

The example does not reflect sales charges (loads) on reinvested dividends and other distributions. If these sales charges (loads) were included, your costs would be higher.

4)Fee Table, Footnote 3: Please confirm that the expense limitation will remain in effect for at least one year from the date of the prospectus.

Response: The Registrant confirms that the contractual expense limitation will remain in effect for at least one year from the date of the prospectus.

5)Fee Table, Footnote 3: Please revise the discussion such that the Adviser is permitted to recoup advisory fees waived and expenses reimbursed for up to three years after the date on which the waiver or reimbursement took place or, alternatively, please confirm that the Fund conducted a FAS 5 analysis and concluded that reimbursement is not probable even though the recoupment period exceeds three years. Please also confirm that the Registrant has provided the Fund's auditor with the FAS 5 analysis.

Response: The Registrant has revised the second sentence of footnote 3 to the Fund's Fee table as follows:

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The Adviser is permitted to recoup advisory fees waived and expenses reimbursed for up to three years after the date of the waiver or reimbursement, subject to the lesser of any operating expense limits in effect at the time of: (a) the original waiver or expense reimbursement; or

(b)the recoupment, after giving effect to the recoupment amount. This agreement may only be terminated by the Fund's Board of Trustees.

(emphasis added)

6)Page 2, Principal Investment Strategy: Please clarify in the Summary Prospectus that environmental, social and governance ("ESG") considerations are not the primary factor in the Adviser's investment decision-making process.

Response: The Registrant has revised the Principal Investment Strategy as follows:

The Adviser uses bond market sector allocation, yield curve positioning, and comprehensive credit analysis to select securities for the Fund. When making investment decisions for corporate bonds, in addition to considering traditional financial and non-financial factors, the Adviser also considers material Environmental, Social and Governance (ESG) related risks and opportunities, both positive and negative, that it believes have the potential to impact a company's financial performance over an investment's time horizon. In evaluating ESG factors, the Adviser seeks to quantify how ESG factors affect a corporate bond issuer's credit quality, but ESG is not a primary factor in the team's investment decision-making process. ESG factors can vary across companies and industries and may include, but are not limited to, environmental impact, corporate governance, ethical business practices, compliance with regulatory requirements, as well as the use of human, natural, and physical capital.

(emphasis added)

7)Page 15, Statement of Additional Information ("SAI"): Please disclose where appropriate how the Funds will approach relevant ESG proxy issues for their portfolio companies or, alternatively, explain in correspondence why such disclosures are not required.

Response: The Registrant notes that the below disclosure is included in the SAI under the heading "Proxy Voting and Procedures" and, therefore, believes no additional changes are necessary.

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Social and Environmental Issues

•The Adviser will vote case-by-case on topics such as consumer and product safety; environment and energy; labor standards and human rights; workplace and board diversity; and corporate and political issues, taking into account factors such as the implementation of the proposal is likely to enhance or protect shareholder value; whether the company has already responded in an appropriate and sufficient manner to the issue raised; whether the request is unduly burdensome; and whether the issue is more appropriately or effectively handled through legislation or other regulations.

8)Part C, Exhibits: The Staff notes that the Registrant's Second Amended and Restated Trust Amendment dated as of February 26, 2019 contains the following restrictions on derivative actions in Section 11.08 that: (a) a shareholder be required to make a pre-suit demand upon the Board to bring the subject action; (b) shareholders holding at least 10% of shares of the Trust join in a request if a demand is not required under paragraph (a); and (c) the Board is given a reasonable amount of time to consider and investigate the request and the shareholder making a pre-suit demand on the Board undertakes to reimburse the Fund for the expense of any advisors the Board hires in its investigation of the demand in the event that the Board determines not to bring the action.

Section 11.08 requires that any such suit claim or other action is brought as a derivative claim irrespective of whether such claim involves a claim of violation of shareholders rights.

Please disclose these provisions in an appropriate location in the registration statement.

With respect to provisions relating to joinder, the undertaking to reimburse expenses and requirement that all suits be brought as derivatives claims, please disclose in an appropriate place that these provisions do not apply to claims arising under the federal securities laws.

Response: The Registrant will revise the SAI to include the following:

Derivative Actions Brought by Shareholders

Pursuant to the Trust Instrument, and in addition to the requirements of Delaware law, a shareholder may bring a derivative action on behalf of the Trust only if the following conditions are met: (a) the shareholder or shareholders must make a pre-suit demand upon the Trustees to bring the

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subject action unless an effort to cause the Trustees to bring such an action is not likely to succeed. For this purpose, a demand on the Trustees shall only be deemed not likely to succeed and therefore excused if a majority of the Board of Trustees, or a majority of any committee established to consider the merits of such action, is composed of Trustees who are not "independent trustees" (as such term is defined in the Delaware Act); (b) unless a demand is not required under paragraph (a) above, shareholders eligible to bring such derivative action under the Delaware Act who collectively hold at least 10% of the total combined net asset value of the outstanding shares of the Trust, or 10% of the total combined net asset value of the outstanding shares of the Fund or Class to which such action relates if it does not relate to all Funds and Classes, shall join in the request for the Trustees to commence such action; and (c) unless a demand is not required under paragraph (a) above, the Trustees must be afforded a reasonable amount of time to consider such shareholder request and to investigate the basis of such claim. The Trustees shall be entitled to retain counsel or other advisors in considering the merits of the request and shall require an undertaking by the shareholders making such request to reimburse the Trust for the expense of any such advisors in the event that the Trustees determine not to bring such action.

The Board of Trustees may designate a committee of one Trustee to consider a shareholder demand if necessary to create a committee with a majority of Trustees who do not have a personal financial interest in the transaction at issue. In addition to all suits, claims or other actions (collectively, "claims") that under applicable law must be brought as derivative claims, each shareholder of the Trust or any Fund or Class agrees that any claim that affects all shareholders of a Fund or Class equally, that is, proportionately based on their number of shares in such Fund or Class, must be brought as a derivative claim subject to these provisions irrespective of whether such claim involves a violation of the shareholders' rights under the Trust Instrument or any other alleged violation of contractual or individual rights that might otherwise give rise to a direct claim. The provision requiring at least 10% of the outstanding voting securities of the Trust, applicable Fund or Class to join in the request to bring the derivative action and the provision requiring an undertaking by the requesting shareholders to reimburse the Trust for the expense of any advisors retained by the Board of Trustees in the event that the Trustees

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determine not to bring such action, do not apply to claims brought under federal securities laws.

Should you have any additional questions concerning the filing, please call me at (212) 839- 8600.

Very truly yours,

/s/ Jay G. Baris

Jay G. Baris

cc:Leigh A. Wilson, Chair, Victory Portfolios
Christopher K. Dyer, Victory Capital Management Inc. Erin G. Wagner, Victory Capital Management Inc. Scott A. Stahorsky, Victory Capital Management Inc. Nathan J. Greene, Sidley Austin LLP

Matthew J. Kutner, Sidley Austin LLP

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